Exhibit 99.2

Form 51-102F3
Material Change Report

1.	Name and Address of Company
MAG Silver Corp.
Suite 770 - 800 West Pender Street
Vancouver, BC
V6C 2V6   Canada

2.	Date of Material Change
October 28, 2013

3.	News Release
MAG Silver Corp. (the “Company”) issued a news release dated October 28, 2013 (the “News Release”) relating to the material change.  The News Release which is attached as “Schedule A” hereto was distributed through Marketwire and filed with the applicable securities regulatory authorities.

4.	Summary of Material Change
On October 28, 2013, the Company announced that its joint venture partner and project operator, Fresnillo plc (“Fresnillo”), has commenced underground development at the Juanicipio project located in the Fresnillo District, Zacatecas State, Mexico. Portal area preparation is in the final stages of completion and a continuous miner is planned to start excavating the uppermost part of the access ramp (see photo below).  The initiation of underground work follows a year of engineering, hydrological and environmental studies in support of required permits, all of which are now in hand. The underground work is being carried out under a previously approved initial development budget that includes the commencement of the first 2,500 metres of ramp advancement.  The Juanicipio Project is held in Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”), a Mexican joint venture company owned 44% by MAG and 56% by Fresnillo.

5.	Full Description of Material Change
For a full description of the material change, please see “Schedule A” below.  The News Release may also be viewed on SEDAR at www.sedar.com.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.

7.	Omitted Information
No information has been omitted on the basis that it is confidential information.

8.	Executive Officer
The following executive officer of the Company is knowledgeable about the material change and may be contacted regarding the change:

George Paspalas
President and Chief Executive Officer
Telephone: (604) 630-1399
Facsimile: (604) 681-0894

9.	Date of Report
October 28, 2013

SCHEDULE A

MAG Silver Corp.	October 28, 2013
For Immediate Release	NR#13-08

MAG SILVER ANNOUNCES START OF
JUANICIPIO UNDERGROUND DEVELOPMENT

Vancouver, B.C., MAG Silver Corp. (TSX:MAG; NYSE MKT:MVG) (“MAG” or the “Company”) announces that its joint venture partner and project operator, Fresnillo plc (“Fresnillo”), has commenced underground development at the Juanicipio project located in the Fresnillo District, Zacatecas State, Mexico. Portal area preparation is in the final stages of completion and a continuous miner is planned to start excavating the uppermost part of the access ramp (see photo below).  The initiation of underground work follows a year of engineering, hydrological and environmental studies in support of required permits, all of which are now in hand. The underground work is being carried out under a previously approved initial development budget that includes the commencement of the first 2,500 metres of ramp advancement.  The Juanicipio Project is held in Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”), a Mexican joint venture company owned 44% by MAG and 56% by Fresnillo.

George Paspalas, the Company’s newly appointed President & CEO, commented “I am very pleased to be joining MAG at this pivotal time in the company’s evolution as we start the development that will lead towards production at Juanicipio.”

Qualified Person:  Dan MacInnis, P. Geo., a certified professional geologist who is a “Qualified Person” for purposes National Instrument 43-101, Standards of Disclosure for Mineral Projects has read and approved the contents of this press release.

About MAG Silver Corp. (www.magsilver.com)
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. MAG is conducting ongoing exploration of its portfolio of 100% owned properties in Mexico including a silver, lead and zinc discovery and a moly-gold discovery at its 100% owned Cinco de Mayo property in Chihuahua State. MAG and Fresnillo plc are jointly developing the Valdecañas Vein and delineating the Desprendido and Juanicipio discoveries on the Juanicipio Joint Venture in Zacatecas State. MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on the NYSE MKT under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

“George Paspalas”                                                            “Dan MacInnis”
President & CEO, Director                                               Director

For further information on behalf of MAG Silver Corp. Contact Michael Curlook, VP Investor Relations and Communications
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE MKT has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and http://www.sec.gov/EDGAR.